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                             May 19, 2020

       Nick Bhargava
       Acting Chief Financial Officer
       Groundfloor Yield LLC
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: Groundfloor Yield
LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted April 22,
2020
                                                            CIK No. 0001810007

       Dear Mr. Bhargava:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A

       General

   1. With a view to clarifying your disclosure and the application of Rule 251(a)(2) to your offering, please
describe clearly the relationships among each of Groundfloor Yield
                                                        LLC, Groundfloor
Finance, Inc., and Groundfloor Real Estate I, LLC, including who manages each entity,
how such entities are managed, who owns the rights to the property, including intellectual
property, used by Groundfloor Yield, LLC, and whether loans
                                                        originated by
Groundfloor Yield may be transferred to or acquired by other affiliates.
   2. We note that you are proposing to offer five (5) day notes and that such notes may roll over from time to time.
Please confirm for us your understanding that the roll over of
 Nick Bhargava
FirstName LastNameNick Bhargava
Groundfloor Yield LLC
Comapany NameGroundfloor Yield LLC
May 19, 2020
May 19, 2020 Page 2
Page 2
FirstName LastName
         such notes will constitute the issuance of additional securities for the purpose of calculating how much of the $50,000,000 offering has been sold under Rule 251(a)(2).
         Please also provide us a sample calculation of the impact on the $50 million limit assuming you meet your proceeds goals and all investors elect to automatically roll over their notes.
3. We note the statement on page 4 that the notes are not dependent upon any particular loan originated "by the Company or Groundfloor Finance." It is unclear if Groundfloor Yield intends to originate loans concurrently with or in lieu of Groundfloor Finance's current loan origination activities. We also note the statement that the notes may be added to funds from "Groundfloor Finance's direct lending account" and funds from institutional and individual investors to collectively fund the loans. It is unclear whether and how proceeds from LROs and other securities offered by affiliated companies will be used interchangeably. Please clarify the warehousing or other activities you intend to fund with the Yield Notes and consider providing a graphic that identifies the affiliated entities and illustrates the combined companies' overall operations.
4. Please provide a copy of the agreement where investors will indicate agreement to your
         "terms and conditions and privacy policy."
Cover Page

5.       Please revise to state which disclosure format you are using.
6. We note the interest rate range. Please advise us whether you plan to file a supplement or amendment to notify investors of the actual interest rate. Groundfloor Yield Notes, page 6

7. Please clarify whether any projects have been specifically identified for funding by the
         Groundfloor Yield Notes. To the extent there exists identified projects, please consider expanding your disclosures to describe the relevant characteristics of each project. Such characteristics may include geography, commercial nature, and any relevant facts that are utilized in assessing your basic qualification and financing requirements. In addition, tell us how you considered the need to provide pro forma financial statements to reflect the funding of any identified projects.
Risk Factors, page 9

8. We note your disclosure on page 10 regarding the waiver of rights to trial by jury in the investors' rights agreement and the Groundfloor Yield Note Purchase Agreement. Please
         revise your offering statement to clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision. Management's Discussion & Analysis, page 18

9. We note the risk factor on page 13 regarding potential adverse impacts from COVID-19
 Nick Bhargava
Groundfloor Yield LLC
May 19, 2020
Page 3
      on your developers and your operations. Please revise Management's Discussion and
      Analysis to address potential material impacts specific to you, as well as any significant impacts that your business or developers have already experienced from the COVID-19 pandemic (e.g. whether property development projects have been delayed or otherwise adversely affected and whether borrower defaults or workouts have increased). Refer to
      CF Disclosure Guidance: Topic No. 9 for guidance.
Financial Statements, page 30

10. We note that no other party is obligated to make any payments to investors on the notes to be offered nor does any other party guarantee payments from the real estate loans. Please clarify for us whether you expect Groundfloor Finance, Inc., as the sole member and manager, will provide any managerial, operational, or financial support to Groundfloor
      Yield LLC. Additionally, given its role, please tell us if you believe audited financial statements, or some other financial information, of Groundfloor Finance, Inc. should be included in your filing.
Independent Auditors' Report, page F-1

11. Please revise your filing to include your independent auditor's report with respect to
      Groundfloor Yield LLC's audited financial statements. In addition, please revise the
      "Experts" section on page 29 to disclose the correct financial statement periods presented in the filing.
       You may contact Wilson Lee at 202-551-3468 or Jeffrey Lewis at 202-551-6216 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameNick Bhargava
                                                            Division of
Corporation Finance
Comapany NameGroundfloor Yield LLC
                                                            Office of Real
Estate & Construction
May 19, 2020 Page 3
cc:       Brian Korn, Esq.
FirstName LastName